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August 30, 2013	R. Brent Bates (212) 596 9143(T) (646) 728 1542(F) brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Houghton R. Hallock

Re: GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or the “Registrant”)

Ladies and Gentleman:

On August 12, 2013, Houghton R. Hallock (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Elizabeth J. Reza, Renee E. Laws, James M. Forbes, and R. Brent Bates of Ropes & Gray LLP, counsel to the Trust, regarding Post-Effective Amendment No. 11 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 11/13”).

Certain comments regarding Amendment No. 11/13 were addressed to the Staff Reviewer’s satisfaction during our conversation on August 12, 2013. Responses to the Staff Reviewer’s remaining comments on Amendment No. 11/13 are set forth below.

GMO Series Trust Multi-Class Prospectus

(1)	Please explain why shares of the series of the Trust (the “Funds”) are not available for purchase in Montana, Nebraska, or Oklahoma, as noted on the front cover of the Prospectus and under “Fund Codes.”

Response:	To offer shares of the Funds to potential investors in a particular state, the Registrant typically must file reports with that state and pay the attendant fee(s). At this time, the Registrant has not undertaken to make sales in Montana, Nebraska, or Oklahoma and, therefore, has not filed such reports or paid such fees with respect to those states. If the Registrant decides in the future that it would be desirable to offer shares in Montana, Nebraska, or Oklahoma, it will consider each state’s required eligibility processes and adjust the Prospectus disclosure if necessary.

(2)	Please consider whether the disclosure that appears in each Fund’s summary under “Tax information” should be shortened and/or revised to comply with the requirements of Item 7 of Form N-1A.

Response:	The Registrant believes that the disclosure under “Tax information” in each Fund’s summary complies with Item 7 of Form N-1A. The Registrant notes that shares of the Funds are primarily available for purchase by eligible retirement plans, Section 529 plans, and other accounts, and, therefore, the tax disclosure specific to retirement plan participants is of particular importance to these Funds’ shareholders. Furthermore, the Registrant believes that the tax disclosure is not prohibited by Item 7 and is not so extensive or detailed as to make it inappropriate for the summary portion of the Prospectus.

(3)	For each Fund that has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (each, a “Name Policy”), with respect to the Fund’s investments in derivatives, please explain supplementally how the Fund values the derivatives for purposes of determining whether the Fund complies with its Name Policy.

Response:	Consistent with the purposes of Rule 35d-1, when determining compliance with a Fund’s Name Policy, the Registrant evaluates the Fund’s derivative positions based on their economic characteristics.[1] Accordingly, if the Registrant believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on the Fund’s performance, then the Registrant will use that contract’s notional value for purposes of determining compliance with the Fund’s Name Policy. The Registrant notes that following the Rule 35d-1 Adopting Release’s indication that an investment company may count synthetic instruments toward its Name Policy, no other guidance, including the applicable Q&A’s available on the SEC’s website and Investment Company Act Release No. 29776 (August 31, 2011) (commonly referred to as the “Derivatives Concept Release”), has provided further clarification on how an investment company should account for synthetic instruments for purposes of Rule 35d-1.

(4)	Please consider whether it is appropriate to show purchase premiums and redemption fees in the table captioned “Shareholder fees” in the applicable Funds’

[1]

Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the SEC stating that, “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

summaries since the Fund, not a shareholder of the Fund, is paying those fees. As an alternative, please consider whether it would be more appropriate to include the purchase premiums and redemption fees as part of “Other expenses” in the “Annual Fund operating expenses” table.

Response:	The Registrant believes its current approach is consistent with Instruction 1(d)(i) to Item 3 of Form N-1A, which requires that a feeder fund use a single fee table to reflect the aggregate expenses of the feeder fund and its master fund, using the captions provided by the Form. Each Fund is a feeder fund that invests substantially all of its assets in a master fund. Consistent with the Form requirement to integrate the feeder fund and master fund fee table, the “Shareholder fees” table shows the aggregate fees paid by (1) shareholders in the Fund, and (2) the Fund (as a shareholder in a master fund). The table and accompanying footnote indicate that shareholders of a Fund are not paying any purchase premiums or redemption fees directly from their investment in the Fund but, rather, that those fees are being paid by master fund shareholders (which include the Fund).

(5)	Please explain supplementally how each of GMO U.S. Intrinsic Value Series Fund’s and GMO U.S. Growth Series Fund’s principal investment strategies reflect, or correlate to, the Fund’s name.

Response:	GMO U.S. Intrinsic Value Series Fund’s “Principal investment strategies” disclosure states that Grantham, Mayo, Van Otterloo & Co. LLC (the “Manager”) seeks to achieve the Fund’s investment objective by investing the Fund’s portfolio primarily in equity securities that the Manager believes will provide a higher return than the Russell 1000 Value Index. GMO U.S. Growth Series Fund’s “Principal investment strategies” disclosure states that the Manager seeks to achieve the Fund’s investment objective by investing the Fund’s portfolio primarily in equity securities that the Manager believes will provide a higher return than the Russell 1000 Growth Index. Although the Manager uses similar investment processes with respect to each Fund, the Funds have different benchmarks, and, therefore, different universes of investments. As a result, GMO U.S. Intrinsic Value Series Fund has a value tilt and GMO U.S. Growth Series Fund has a growth tilt, consistent with each Fund’s name. The Registrant notes that each Fund’s benchmark is further described under “Fund Benchmarks and Comparative Indices.”

(6)	Please consider deleting and/or moving the footnotes to the “Annual Fund operating expenses” table for each Asset Allocation Series Fund that describe what “Other expenses” and “Acquired fund fees and expenses” include.

Response:	The Registrant believes the footnotes are permitted by Item 3 of Form N-1A. Furthermore, because the additional disclosure provides information that is useful to shareholders and enhances shareholder understanding, the Registrant believes its approach is consistent with Form N-1A.[2]

(7)	Please confirm that the MSCI World Index includes the United States.

Response:	The Registrant confirms that the MSCI World Index includes the United States.

In addition, at your request, to the extent that comments from the Staff Reviewer regarding Post-Effective Amendment No. 10 under the Securities Act and Amendment No. 12 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A apply to Amendment No. 11/13, the Registrant has taken those comments into consideration for the purposes of Amendment No. 11/13.

The Registrant hereby acknowledges that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the SEC from taking any action with respect to the filings; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in its filings; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions or require any clarification concerning the foregoing, please call me at the number listed above.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:	Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Elizabeth J. Reza, Esq., Ropes & Gray LLP

[2]	General Instruction C.1.(b) to Form N-1A states, “Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.” Additionally, General Instruction C.3.(b) to Form N-1A provides that disclosure related to Items 2 through 8 may be included so long as it is permitted by those Items.